NOTICE OF ANNUAL GENERAL MEETING
TO THE SHAREHOLDERS OF
THE BANK OF N.T. BUTTERFIELD & SON LIMITED

The 2018 Annual General Meeting of The Bank of N.T. Butterfield & Son Limited (the “Bank”) will be held at 10:00 a.m. ADT on Thursday, 19 April 2018 at the Tradewinds Auditorium, Bermuda Underwater Exploration Institute (BUEI) 40 Crow Lane, East Broadway Pembroke, Bermuda for the purpose of voting upon the following proposals:

•	To receive and adopt the financial statements for the year ended 31 December 2017 and auditor’s report thereon.

•	To appoint PricewaterhouseCoopers as auditor, and to authorise the Board of Directors, acting through the Audit Committee, to set their remuneration.

•	To fix the maximum number of Directors at twelve.

•	To elect each of the following individuals as a Director to hold office until the close of the 2019 Annual General Meeting or until his or her successor is elected or appointed:

Michael Collins
Alastair Barbour
James F. Burr
Michael Covell
Caroline Foulger
Conor O’Dea
Meroe Park
Pamela Thomas-Graham
John Wright
David Zwiener

•	To authorise the Board of Directors to fill the vacancies on the Board as and when it deems fit.

•
To generally and unconditionally authorise the Board of Directors, in accordance with the Bank’s Bye-laws, to dispose of or transfer all or any treasury shares, and to issue, allot or grant options, warrants or similar rights over or otherwise dispose of less than 20% of voting shares of the Bank authorised and outstanding before the date of the Annual General Meeting to such person(s), at such times, for such consideration and upon such terms and conditions as the Board of Directors may determine.

Only Shareholders of record, as shown on the transfer books of the Bank, as of the close of business on 2 March 2018 are entitled to notice of, and to attend and vote at, the 2018 Annual General Meeting.

PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE AND IN ANY EVENT SO THAT IT IS RECEIVED NOT LATER THAN 5:00 P.M. ADT ON WEDNESDAY, 18 APRIL 2018 IF YOU DO NOT PLAN TO ATTEND THE MEETING.

IF YOU LATER DESIRE TO REVOKE YOUR PROXY FOR ANY REASON, YOU MAY DO SO IN THE MANNER DESCRIBED IN THE ATTACHED PROXY STATEMENT.

By Order of the Board,

Mr. Michael Collins
Chairman and Chief Executive Officer

26 March 2018
Hamilton, Bermuda

THE BANK OF N.T. BUTTERFIELD & SON LIMITED
65 Front Street
Hamilton HM 12 Bermuda

2018 Annual General Meeting
19 April 2018

PROXY STATEMENT

The Board of Directors (“the Board”) of The Bank of N.T. Butterfield & Son Limited (“the Bank”) is soliciting the accompanying proxy form to be voted at the 2018 annual general meeting of the Bank to be held at 10:00 a.m. ADT on Friday, 19 April 2018 at the Tradewinds Auditorium, Bermuda Underwater Exploration Institute (BUEI) 40 Crow Lane, East Broadway Pembroke, Bermuda (“the Annual General Meeting”), and any adjournments thereof.

Only holders of the ordinary shares, par value BD$0.01 per share, of the Bank (“the Common Shares”) of record as of the close of business on 2 March 2018 (“the Record Date”) will be entitled to vote at the Annual General Meeting. As of the close of business on the Record Date, there were outstanding 55,135,135 Common Shares entitled to vote at the meeting, with each Common Share entitling the holder of record on such date to one vote.

Any Shareholder wishing to vote by giving a proxy must deliver a completed proxy to MUFG Fund Services (Bermuda) Limited, The Belvedere Building, 69 Pitts Bay Road, Pembroke HM 08 Bermuda, no later than 5:00 p.m. ADT on Wednesday, 18 April 2018. When a proxy is properly executed and returned, the Common Shares to which it relates will, subject to any direction to the contrary, be voted in the manner indicated on the proxy with respect to the proposals specified in the “Notice of Annual General Meeting” attached hereto. Any Shareholder who has given a proxy may revoke it prior to its exercise by providing the Secretary of the Bank with written notice of revocation (provided such notice is given in sufficient time to permit the necessary examination and tabulation of the revocation before the vote is taken), by voting in person at the Annual General Meeting or by executing a later-dated proxy (provided such later-dated proxy is received no later than 5:00 p.m. ADT on Wednesday, 18 April 2018).

The affirmative vote of a simple majority of the votes cast by holders of outstanding Common Shares at the Annual General Meeting, is required for approval of the proposals specified in the “Notice of Annual General Meeting” accompanying this Proxy Statement; provided that a quorum is present of at least two persons present in person and representing in person or by proxy in excess of 25% of the total issued shares entitled to vote at the meeting. Holders of Common Shares who are present in person or by proxy but who abstain from voting will be counted towards the quorum but will not be considered as voting.

This Proxy Statement, the accompanying Notice of Annual General Meeting and the accompanying proxy form are first being mailed to Shareholders on or before 26 March 2018.

The Board knows of no specific matter to be brought before the Annual General Meeting which is not referred to in the accompanying Notice of Annual General Meeting.

Background of the Proposed Directors

In relation to Proposal 4, the election of Directors, biographical information is provided for each person proposed: Michael Collins, Alastair Barbour, James F. Burr, Michael Covell, Caroline Foulger, Conor O’Dea, Meroe Park, Pamela Thomas-Graham, John Wright and David Zwiener.

Michael Collins

Mr. Collins joined the Board in September of 2015 when he was named Chief Executive Officer of the Bank, and was appointed as Chairman in July 2017. Prior to this appointment, Mr. Collins was Senior Executive Vice President with responsibility for all of the Bank’s client businesses in Bermuda, including Corporate, Private and Retail Banking, as well as the Operations, Custody and Marketing functions in Bermuda and the Cayman Islands. Mr. Collins has 31 years’ experience in financial services, having held progressively senior positions at Morgan Guaranty Trust Company in New York and later at Bank of Bermuda and HSBC in Bermuda. Before joining the Bank in 2009, Mr. Collins was Chief Operating Officer at HSBC Bank Bermuda. Mr. Collins holds a BA in Economics from Brown University.

Alastair Barbour

Mr. Barbour joined the Board in 2012. He is a Chartered Accountant with more than 25 years’ experience providing auditing and advisory services to publicly traded companies, primarily in the financial services industry. Mr. Barbour was employed with KPMG from 1978 until his retirement in 2011. During his time there, he held various positions both locally and overseas. In 1985, he was named Partner at KPMG (Bermuda). Mr. Barbour’s most recent position was head of KPMG’s Financial Services Group in Scotland. Currently, Mr. Barbour sits on the boards of directors of several listed and unlisted companies, including RSA Insurance Group plc and Phoenix Group Holdings Limited. Mr. Barbour trained with Peat, Marwick, Mitchell & Co. in London and holds a Bachelor of Science from the University of Edinburgh. He is a Fellow of the Institute of Chartered Accountants in England and Wales.

James F. Burr

Mr. Burr joined the Board in 2016. Presently Mr. Burr is a Managing Director in the Global Financial Services Group of The Carlyle Group, where he focuses on investing in management buyouts, growth capital opportunities and strategic minority investments in financial services. Prior to joining Carlyle, Mr. Burr served as Corporate Treasurer of Wachovia Bank where he was responsible for activities relating to funding, investing, risk transference, balance sheet management, liquidity and capital usage. He has served in various other roles at Wachovia Bank including as Assistant Treasurer, Controller of the Corporate and Investment Bank and Management Analyst since 1992. Mr. Burr began his career at Ernst & Young, where he was a certified public accountant focused on banking and computer audit issues. Mr. Burr formerly served on the board of directors of Central Pacific Financial Corp.

Michael Covell

Mr. Covell is currently a non-executive director of C Le Masurier Limited (a real estate investment business based in Jersey, Channel Islands); a non-executive director of The London Real Estate Exchange Limited (a start-up based in London); and the owner of Cura Opis Limited, a UK company that provides Mr. Covell’s services to various companies, wealthy individuals, private trusts and private equity firms.

Mr. Covell spent more than 25 years in a progression of roles at Rawlinson and Hunter, an international accounting firm. During his tenure, he served as a specialist in financial, taxation and structuring advice for wealthy international individuals, families and family offices, including acting as a trustee of both onshore and offshore trusts.

Mr. Covell spent eight years at Goldman Sachs International in London, where he was a Managing Director and served as Head of the Wealth Services Group, as Co-Head of the European Private Wealth Management Division, and as Head of the European Strategic Wealth Advisory Team.

Since retiring from Goldman Sachs in 2008, Mr. Covell has been an active Chairman in the wealth management space. He served as Chairman of the Tilney Group, a UK investment management and financial planning business, from 2010 to 2017, and Chairman of Hawksford International, a Jersey, Channel Islands-based private client trust, and corporate and fund administration services provider, from 2008 to 2011.

Mr. Covell is a Fellow of the Institute of Chartered Accountants in England and Wales, and Member of the Society of Trust & Estate Practitioners.

Caroline Foulger

Ms. Foulger joined the Board in 2013. Prior to her retirement in 2012, Ms. Foulger was a Partner with PricewaterhouseCoopers Bermuda, where she led the firm’s insurance and public sector groups. She holds directorship positions with several listed and private companies. Ms. Foulger graduated with honours from University College, University of London. Currently she is either a Fellow or Member of several professional bodies, namely the Institute of Chartered Accountants in England and Wales, Institute of Chartered Professional Accountants of Bermuda and the Institute of Directors.

Conor O’Dea

Mr. O’Dea joined the Board in 2016 following his retirement as the Group’s President & Chief Operating Officer and Managing Director of Butterfield Bank (Cayman) Limited. He joined Butterfield in 1989 and was named Managing Director, Butterfield Bank (Cayman) Limited in 1997. In 2010, he was named Senior Executive Vice President, Caribbean and in 2011, Senior Executive Vice President, International Banking. Mr. O’Dea is a Chartered Accountant who has worked in the financial services industry in the Cayman Islands and internationally for over 30 years. He is Chairman of Cayman Finance (industry body) and is a past President of the Cayman Islands Chamber of Commerce, and past President of the Cayman Islands Bankers Association. Mr. O’Dea holds a Bachelor of Commerce degree from the University College Dublin and has been a Fellow of Chartered Accountants in Ireland since 1995.

Meroe Park

Ms. Park joined the Board of Directors in October 2017. She was most recently the Executive Director of the United States Central Intelligence Agency (“CIA”), serving as the Agency’s chief operating officer in its most senior career post. Prior to her retirement in June 2017, Ms. Park was a 27-year career intelligence officer and one of the US Government’s leading professionals. She held increasingly senior positions at the CIA, including Chief of Human Resources and a Senior Mission Support Officer for locations in Eurasia and Western Europe. Ms. Park successfully led key strategic initiatives, including the modernisation of the CIA’s technology systems and organisational structure, and the implementation of talent initiatives focused on workforce development and inclusion. Ms. Park earned a number of awards during her career, and has twice been the recipient of the Presidential Rank Award, the Executive Branch’s highest honour for Government career professionals. She holds a Bachelor of Science degree from Georgetown University.

Pamela Thomas-Graham

Ms. Thomas-Graham joined the Board in December 2017. She is the Founder and Chief Executive Officer of Dandelion Chandelier LLC, a private digital media enterprise focused on the intersection of luxury, marketing and technology. Prior to establishing Dandelion Chandelier, Ms. Thomas-Graham spent six years with Credit Suisse where she served as Chief Talent, Branding and Communications Officer, and Chief Marketing and Talent Officer & Head of Private Banking and Wealth Management New Markets. From 2008 to 2010, she was Managing Director of private equity firm, Angelo, Gordon & Company, leading the firm’s investments in the consumer and retail sectors. Before assuming leadership roles in financial services, Ms. Thomas-Graham was Senior Vice President, Global Brand Development and Group President, Apparel Brands at Liz Claiborne (now Kate Spade & Company) where she was responsible for the P&L of 18 global brands. Prior to joining Liz Claiborne, she spent six years at NBC Universal, where she served as President and Chief Executive Officer of CNBC.com, and later President and Chief Operating Officer, and Chairman, President and Chief Executive Officer of CNBC. Ms. Thomas-Graham began her career at global consulting firm McKinsey & Company in 1989, and became the firm’s first African-American female partner in 1995.

Ms. Thomas-Graham holds Bachelor of Arts in Economics, Master of Business Administration, and Doctor of Law degrees from Harvard University.

John Wright

Mr. Wright joined the Board in 2002. He served as a non-executive director of Butterfield UK from 2001 to 2014. Mr. Wright retired as chief executive of Clydesdale & Yorkshire Banks in 2001. He is a visiting Professor at Heriot-Watt University Business School. He serves as non-executive chairman and board member of several UK and overseas companies. He is also a past President of the Irish Institute of Bankers and a past Vice President of the Chartered Institute of Bankers in Scotland. Mr. Wright was educated at Daniel Stewarts College Edinburgh.

David Zwiener

Mr. Zwiener joined the Board in 2016 and is currently the Lead Independent Director. Mr. Zwiener is an Operating Executive of The Carlyle Group. From 25 January 2015 to 18 March 2016, Mr. Zwiener was Interim CEO at PartnerRe Ltd. Since 2010, Mr. Zwiener has been a Principal in Dowling Capital Partners. Prior to joining Dowling Capital Partners, Mr. Zwiener was Chief Financial Officer of Wachovia Corporation. From 1995 to 2007, Mr. Zwiener served in increasingly responsible positions at The Hartford, rising to President and Chief Operating Officer - Property & Casualty. He previously served as a director of CNO Financial Group, The Hartford and Sheridan Healthcare, Inc. Mr. Zwiener received an A.B. degree from Duke University and an M.B.A. from the Kellogg School of Management at Northwestern University.

Proposals

PROPOSAL 1
FINANCIAL STATEMENTS AND AUDITOR’S REPORT

To receive and adopt the financial statements for the year ended 31 December 2017 and auditor’s report thereon.

The Board recommends that the Shareholders agree to receive and adopt the financial statements for the year ended 31 December 2017 and auditor’s report.

The Board recommends that the Shareholders approve Proposal 1.

PROPOSAL 2
APPOINTMENT OF AUDITORS AND AUDITOR REMUNERATION

To appoint PricewaterhouseCoopers as auditor, and to authorise the Board, acting through the Audit Committee, to set their remuneration.

The Board recommends that the Shareholders appoint PricewaterhouseCoopers as auditor of the Bank and authorise the Board, acting through the Audit Committee, to set their remuneration.

The Board recommends that the Shareholders approve Proposal 2.

PROPOSAL 3
NUMBER OF DIRECTORS

To fix the number of Directors at twelve.

The Shareholders have previously fixed the number of Directors at twelve. The Board proposes no change be made in this respect and recommends that the Shareholders fix the number of Directors at twelve.

The Board recommends that the Shareholders approve Proposal 3.

PROPOSAL 4
ELECTION OF DIRECTORS

To elect each of Michael Collins, Alastair Barbour, James F. Burr, Michael Covell, Caroline Foulger, Conor O’Dea, Meroe Park, Pamela Thomas-Graham, John Wright and David Zwiener as a Director of the Bank to hold office until the close of the 2019 Annual General Meeting or until his or her successor is elected or appointed.

The Board has approved each of these persons for election as a Director and recommends that the Shareholders approve Proposal 4.

PROPOSAL 5
BOARD VACANCIES

To authorise the Board of Directors to fill the vacancies on the Board as and when it deems fit.

The Board recommends that the Shareholders approve Proposal 5.

PROPOSAL 6
GENERAL MANDATE TO ISSUE SHARES

To generally and unconditionally authorise the Board of Directors, in accordance with the Bank’s Bye-laws, to dispose of or transfer all or any treasury shares, and to issue, allot or grant options, warrants or similar rights over or otherwise dispose of less than 20% of voting shares of the Bank authorised and outstanding before the date of the Annual General Meeting to such person(s), at such times, for such consideration and upon such terms and conditions as the Board of Directors may determine.

The purpose of Resolution 6, which is proposed as general mandate to issue shares, is to enable the Board of Directors to exercise its power to dispose of or transfer all or any treasury shares, and to issue, allot or grant options, warrants or similar rights with respect to a number of the Bank’s authorised but unissued shares that is less than 20% of the Bank’s outstanding ordinary shares. Under applicable rules of the Bermuda Stock Exchange (the “BSX”), the Board of Directors may only take these actions if authorised to do so by shareholders.

Butterfield ordinary voting shares are listed on both the BSX and the New York Stock Exchange (the “NYSE”). Consequently, Butterfield is subject to the rules of the BSX and the rules of the NYSE applicable to foreign private issuers. Regulation 6.21 of the BSX Listing Regulations requires a company with shares listed on the BSX to obtain the consent of its shareholders prior to issuing any shares, except in the case of a rights issue, or where the shareholders have by resolution given the directors a general mandate to issue shares. Regulation 6.21 applies to any issuance of shares by a BSX listed company and provides no de minimis exception that would allow a company to issue a small number of shares without seeking express shareholder approval.

Butterfield undertakes to limit the scope of the general mandate to the issuance of a number of shares, or options, warrants or similar rights, that is less than 20 percent of the number of ordinary voting shares outstanding before the date of the 2018 Annual General Meeting. This undertaking is intended to be consistent with and parallel to the requirement under NYSE Rule 312.03 that would require shareholder approval for certain share issuances by the Bank.

The Board of Director’s authority will only be valid until the conclusion of the Annual General Meeting in 2019. The grant of the general mandate will allow Butterfield to issue common shares pursuant to its employee share incentive plans and to issue shares in connection with the exercise of any outstanding options previously granted by the Bank. The general mandate would also allow Butterfield to engage in any corporate transaction consistent with its strategic growth strategy, subject to the undertaking to limit the scope of the general mandate to the issuance of a number of shares, or options, warrants or similar rights, that is less than 20 percent of the number of ordinary voting shares outstanding before the issuance of the shares, options, warrants or similar rights.

Other than the allotment of shares for the purposes of fulfilling the Bank’s obligations under certain of its share plans and in connection with the exercise of options, the Directors have no present intention to exercise this authority. The authority is, however, sought to ensure that the Bank has maximum flexibility in managing the Group’s capital resources and the Board of Directors considers it prudent to acquire the flexibility that this authority provides. The Bank’s Directors intend to seek renewal of this authority annually.

The Board recommends that the Shareholders approve Proposal 6.

VOTE REQUIRED

The affirmative vote of a simple majority of the votes cast by holders of outstanding Common Shares voting as a single class at the Annual General Meeting, is required for approval of the proposals specified in the “Notice of Annual General Meeting” accompanying this Proxy Statement; provided that a quorum of at least two present in person and representing in person or by proxy in excess of 25% of the total issued shares entitled to vote at the meeting is present. If the Proposals are approved by the Shareholders, they will become effective immediately.

RECOMMENDATION BY THE BOARD OF DIRECTORS

THE BOARD RECOMMENDS A VOTE “FOR” APPROVAL OF PROPOSAL NOS. 1, 2, 3,
4, 5 and 6
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